UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 3

Under the Securities Exchange Act of 1934

Cord Blood America, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

21839P206

(Cusip Number)

Steven Lanter, Esq.

Luse Gorman, PC

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

(202) 274-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21839P206

1.	Name of Reporting Person: Cryo-Cell International, Inc. I.R.S. Identification Nos. of above persons (entities only): 22-3023093
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 114,207,446
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 114,207,446
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 114,207,446
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 9.0%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 21839P206

1.	Name of Reporting Person: David I. Portnoy I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 12,747,555
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 12,747,555
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,747,555
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 1%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21839P206

1.	Name of Reporting Person: Mark L. Portnoy I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 4,061,770
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 4,061,770
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,061,770
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 0.3%
14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 21839P206

1.	Name of Reporting Person: George Gaines I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 25,000,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 25,000,000
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.	Percent of Class Represented by Amount in Row (11): 1.97%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.0001 per share (the “Common Stock”), of Cord Blood America, Inc., a Florida corporation (“CBAI”). The address of the principal executive offices of CBAI is 1857 Helm Drive, Las Vegas, Nevada 89119.

Item 2.	Identity and Background.

(a)	Cryo Cell International, Inc. (“Cryo-Cell”).

(b)	Cryo-Cell’s business address is 700 Brooker Creek Boulevard, Suite 1800, Oldsmar, Florida 34677.

(c)	Cryo-Cell is a Delaware corporation that was incorporated in 1989. Cryo-Cell is principally engaged in cellular processing and cryogenic storage, with a current focus on the collection and preservation of umbilical cord blood stem cells for family use.

(d)	During the last five years, Cryo-Cell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Cryo-Cell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(a)	David I. Portnoy

(b)	David I. Portnoy’s business address is 700 Brooker Creek Blvd., St. 1800 Oldsmar, FL 34677.

(c)	David I. Portnoy is the chairman and Co-CEO of Cryo-Cell.

(d)	During the last five years, David I. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, David I. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	David I. Portnoy is a United States citizen.

(a)	Mark L. Portnoy

(b)	Mark L. Portnoy’s business address is 700 Brooker Creek Blvd., St. 1800 Oldsmar, FL 34677.

(c)	Mark L. Portnoy is the Co-CEO of Cryo-Cell.

(d)	During the last five years, Mark L. Portnoy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mark L. Portnoy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Mark L. Portnoy is a United States citizen.

(a)	George Gaines

(b)	George Gaines’ business address is 631 El Jina Lane, Ojai, CA 93023.

(c)	George Gaines is a private equity professional and director of Cryo-Cell.

(d)	During the last five years, George Gaines has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, George Gaines has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	George Gaines is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The amount of funds expended by Cryo-Cell to acquire the 114,207,446 shares of Common Stock it holds in its name is $289,529. Such funds were provided from Cryo-Cell’s working capital. These Common Stock acquisitions were made between April 2014 and May 2016. None of the shares of Common Stock was acquired pursuant to a margin account, and there is currently no margin.

The amount of funds expended by David I. Portnoy to acquire the 12,747,555 shares of Common Stock he holds is $52,692. Such funds were provided from Mr. Portnoy’s personal funds. These Common Stock acquisitions were made in February 2018. None of the shares of Common Stock was acquired pursuant to a margin account, and there is currently no margin.

The amount of funds expended by Mark L. Portnoy to acquire the 4,061,770 shares of Common Stock he holds is $17,059. Such funds were provided from Mr. Portnoy’s personal funds. These Common Stock acquisitions were made in February 2018.

The amount of funds expended by George L. Gaines to acquire the 25,000,000 shares of Common Stock he holds is $108,246. Such funds were provided from Mr. Gaines’ personal funds. These Common Stock acquisitions were made in February 2018. None of the shares of Common Stock was acquired pursuant to a margin account, and there is currently no margin.

Item 4.	Purpose of Transaction.

Cryo-Cell, David Portnoy, Mark Portnoy and George Gaines, as individuals, purpose in acquiring shares of Common Stock of CBAI is to benefit from any future appreciation in the stock price of CBAI, and potentially to influence the future direction of CBAI.

Subject to availability at prices deemed favorable, Cryo-Cell, David Portnoy, Mark Portnoy and George Gaines, as individuals, may acquire additional shares of Common Stock of CBAI from time to time in the open market, in privately negotiated transactions, or otherwise. Cryo-Cell, David Portnoy, Mark Portnoy and George Gaines, as individuals, may also dispose of shares of Common Stock of CBAI from time to time in the open market, in privately negotiated transactions, or otherwise. Cryo-Cell or persons affiliated therewith may also enter into transactions directly with CBAI with respect to the acquisition or disposition of shares, or otherwise.

Item 5.	Interest in Securities of the Issuer.

To the extent that each of the persons named in Item 2 above are deemed to be a group pursuant to Section 13(d)(3) of the Securities Act of 1933, these persons, in the aggregate, may be deemed the beneficial owners of 156,016,771 shares of the Common Stock. The percentages used in this filing are calculated based 1,272,066,146 outstanding shares of Common Stock, reported as the number of outstanding shares as of November 3, 2017, in CBAI’s Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017. All purchases of Common Stock reported herein were made in open-market transactions.

(a)	Cryo-Cell
Aggregate number of shares beneficially owned: 114,207,446
Percentage: 9.0%

David I. Portnoy
Aggregate number of shares beneficially owned: 12,747,555
Percentage: 1%

Mark L. Portnoy
Aggregate number of shares beneficially owned: 4,061,770
Percentage: 0.3%

George Gaines
Aggregate number of shares beneficially owned: 25,000,000
Percentage: 1.97%

(b)	Cryo-Cell
Sole power to vote or direct: 114,207,446
Shared power to vote or direct: 0
Sole power to dispose or to direct the disposition: 114,207,446
Shared power to dispose or to direct the disposition: 0

David I. Portnoy
Sole power to vote or direct: 12,747,555
Shared power to vote or direct: 0
Sole power to dispose or to direct the disposition: 12,745,555
Shared power to dispose or to direct the disposition: 0

Marl L. Portnoy
Sole power to vote or direct: 4,061,770
Shared power to vote or direct: 0
Sole power to dispose or to direct the disposition: 4,061,770
Shared power to dispose or to direct the disposition: 0

George Gaines
Sole power to vote or direct: 25,000,000
Shared power to vote or direct: 0
Sole power to dispose or to direct the disposition: 25,000,000
Shared power to dispose or to direct the disposition: 0

(c)	In the last 60 days, Cryo-Cell has not purchased or sold shares of CBAI’s Common Stock.
In the last 60 days, David I. Portnoy purchased shares of CBAI’s Common Stock as follows:

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
02/07/18	889,000	$0.003
02/07/18	10,000	$0.0031
02/07/18	100,000	$0.0032
02/07/18	300,000	$0.0033
02/07/18	1,000,000	$0.0038
02/07/18	2,759,835	$0.004
02/07/18	910,000	$0.0042
02/07/18	744,165	$0.0044
02/07/18	1,000,000	$0.0045
02/07/18	950,000	$0.0046
02/07/18	154,000	$0.0047
02/07/18	57,000	$0.005
02/13/18	291,555	$0.0037
02/13/18	813,500	$0.0039
02/14/18	768,500	$0.0045
02/14/18	2,000,000	$0.0044

In the last 60 days, Mark L. Portnoy purchased shares of CBAI’s Common Stock as follows:

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
02/07/18	1,000,000	$0.0038
02/07/18	1,000,000	$0.004
02/07/18	2,000,000	$0.0045
02/14/18	61,770	0.0042

In the last 60 days, George Gaines purchased shares of CBAI’s Common Stock as follows:

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
02/07/18	1,000,000	0.0030
02/07/18	309,316	0.0036
02/07/18	1,690,684	0.0037
02/07/18	3,000,000	0.0041
02/07/18	10,000	0.0042
02/07/18	1,000,000	0.0042
02/07/18	7,298,631	0.0045
02/07/18	1,000,000	0.0046
02/07/18	63,086	0.0048
02/07/18	2,628,283	0.0050
02/14/18	1,957,000	0.0043
02/14/18	50,000	0.0043
02/14/18	506,000	0.0043
02/14/18	1,008,500	0.0043
02/14/18	2,478,500	0.0044
02/14/18	1,000,000	0.0044

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Cryo-Cell and any other person with respect to any securities of CBAI, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2018

By:	/s/ David I. Portnoy
Individual, and Chief Executive Officer and Authorized Representative of Cryo-Cell, International, Inc.

By:	/s/ Mark L. Portnoy
As Individual

By:	/s/ George Gaines
As Individual